

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 29, 2009

Gregory Ruff
President
KOKO LTD.
6411 So. Auer Street
Spokane, Washington 99223

> **Re:** **KOKO LTD.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 12, 2009**
> **File No. 333-157878**

Dear Mr. Ruff:

We have completed our review of your registration statement and have no further comments at this time.

Sincerely,
/s

Celeste M. Murphy
Legal Branch Chief

Cc: Conrad C. Lysiak (via facsimile)